Exhibit 99.2

January 4, 2012

Mr. Charles E. Fox
Kinder Morgan CO2 Company, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

Dear Mr. Fox:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2011, to the Kinder Morgan CO2 Company, L.P. (Kinder Morgan) interest in certain oil and gas properties located in Texas. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Kinder Morgan. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Kinder Morgan Energy Partners, L.P.'s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Kinder Morgan interest in these properties, as of December 31, 2011, to be:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	54,183.7	1,662.7	3,240.8	2,875,753.7	1,897,450.4
Proved Developed Non-Producing	1,468.2	160.3	0.0	14,308.9	17,872.6
Proved Undeveloped	23,795.3	2,322.1	0.0	508,609.9	278,710.7

Total Proved	79,447.2	4,145.0	3,240.8	3,398,672.5	2,194,033.7

Totals may not add because of rounding.

The oil reserves shown include crude oil only. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Gross revenue shown in this report is Kinder Morgan's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Kinder Morgan's share of production taxes and ad valorem taxes, capital costs, abandonment costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2011. For oil and NGL volumes, the average West Texas Intermediate posted price of $92.71 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.118 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $92.60 per barrel of oil, $66.96 per barrel of NGL, and $4.391 per MCF of gas.

Operating costs used in this report are based on operating expense records of Kinder Morgan. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, operating costs for the operated properties are limited to direct lease- and field-level costs and Kinder Morgan's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Operating costs are held constant throughout the lives of the properties.

Capital costs used in this report were provided by Kinder Morgan and are based on capital budgets and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of Kinder Morgan's future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are Kinder Morgan's estimates of the costs to abandon the wells and production facilities; these estimates do not include any salvage value for the lease and well equipment. Capital costs and abandonment costs are held constant to the date of expenditure.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Kinder Morgan interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Kinder Morgan receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, geologic maps, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. A substantial portion of these reserves are for undeveloped locations and for properties that rely on continued CO2 injection; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Kinder Morgan, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

                         Sincerely,

                         NETHERLAND, SEWELL & ASSOCIATES, INC.
                         Texas Registered Engineering Firm F-2699

                         /s/ C.H. (Scott) Rees III
                       By:
                         C.H. (Scott) Rees III, P.E.
                         Chairman and Chief Executive Officer

                         /s/ Derek F. Newton /s/ Mike K. Norton
                       By:                    By:
                        Derek F. Newton, P.E. 97689         Mike K. Norton, P.G. 441
                         Vice President               Senior Vice President

                         Date Signed: January 4, 2012         Date Signed: January 4, 2012

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